

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2011

Brian E. Ray
President and Chief Executive Officer
Strategic Dental Management Corp
1496 N. Higley Rd.
Gilbert, AZ 85234

> **Re:** **Strategic Dental Management Corp**
> **Registration Statement on Form S-1**
> **Filed February 8, 2011**
> **File No. 333-172110**

Dear Mr. Ray:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement or providing the requested information, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. You have two indications on your cover page as to whether or not the securities being registered are offered on a delayed or continuous basis, one checked and unchecked. Please remove the incorrect indication.

Prospectus Summary, page 6

2. Elsewhere in your registration statement, you note that one of your goals is to acquire a dental practice within the next twelve (12) months. Please include this goal in your summary discussion.

3. You state here that the proceeds of your offering will be used to develop and execute a marketing plan. However, on page 27, you indicate that the bulk of the proceeds will be applied toward the purchase of a dental practice, either with or without property. Please reconcile this discrepancy and, if your proceeds will be largely directed toward the

purchase of a practice, amend your disclosure here accordingly. You should also note here how you will allocate proceeds if you fail to raise at least $75,000, as you have done on page 28.

Risk Factors

"Funds raised in this offering will not be sufficient to purchase more than one dental practice along with the building and assets. It is likely that we will incur operating losses in the next twelve months and need to raise additional capital . . .," page 8

4. Given the current state of your operations, please revise this risk factor in both the header and the body to state that you are likely to incur operating losses in at least the next twelve months, and possibly for some time afterward.

"Our auditors have expressed a going concern issue that notes our need for capital and/or revenues to survive as a business . . ." page 8

5. Please include both your current cash balance and your accumulated deficit figure in this risk factor.

6. Please clarify your statement "Our financial statements do not include any adjustments that may result from the outcome of this uncertainty," and provide an explanation as to which adjustments you are referring to.

"As a development stage company, we may experience substantial cost overruns in acquiring our first practices . . .," page 9

7. The possibility that you may incur cost overruns is likely not limited to only the first two practices you acquire. Accordingly, please revise this risk factor to state that cost overruns could impact multiple purchases as you attempt to execute your business plan or, alternatively, explain to us why you feel this risk is only applicable to your first two acquisitions.

"We are a small company with limited resources compared to some of our current and potential competitors . . .," page 10

8. Please identify your current and potential competitors.

"We will rely on third parties to perform all dental work…," page 11

9. Your disclosure elsewhere in the prospectus indicates that you will hire dentists and hygienists as employees to perform all dental work. As such, they will not be third parties, as that term is generally understood. Please revise the heading and the body of this risk factor to clarify that the risk is that you may not find or retain a sufficient level of dentists. Moreover, it does not seem correct that you will have little or no control over

your dentists and hygienists. As your employees, these personnel must abide by the terms of their employment relationships. Accordingly, please delete your statements that you will have little or no control over these personnel or explain why, as your employees, you may have no ability to control the services they perform.

"Our officers have no experience in running multiple dental offices. They may not be able to successfully operate such a business which could cause you to lose your investment," page 11

10. Please revise your statement that "you" have successfully run a single dental practice, as "you" refers to the registrant, not the officers, and identify the name and location of the dental practice run by your officers.

"If we lose the services of key members of our management team, we may not be able to execute our business strategy effectively," page 11

11. Please note in your risk factor that neither of your executive officers has entered into an employment agreement with you and are, in effect, at-will employees.

"Our officers have other business activities…," page 11

12. Please clarify whether the other business activities of Mr. Ray and Mr. Lungreen may compete for business opportunities with the registrant and, if so, whether this will run afoul of these directors' state law duties to the registrant.

"We have not yet adopted certain corporate governance measures…," page 13

13. Please specify the corporate governance measures to which you refer and state when you will be required to comply with them.

"We may be exposed to potential risks resulting from new requirements under Section 404…," page 14

14. Please state when you will be required to comply with Section 404 and explain why your inability to segregate responsibilities for financial reporting poses risks to the company.

"There is a disparity between the offering price and the prices at which the selling security holders acquired their common shares. This may negatively affect your ability to sell your common shares in the future," page 15

15. Please revise this risk factor to make clear that risk of dilution is that purchasers in the offering will acquire their shares at a price per share significantly greater than the price paid by existing shareholders and therefore investors in this offering will experience immediate dilution in the book value of their shares.

16. This risk factor is duplicative of the one on page 13 that begins "(w)e are not subject to compliance with rules requiring the adoption of certain corporate governance measures." Please delete it.

"We may be exposed to potential risks resulting from new requirements under Section 404 of the Sarbanes-Oxley Act of 2002," page 17

17. This risk factor is identical to one on page 14. Please delete it.

"The costs to meet our reporting and other requirements as a public company subject to the Exchange Act of 1934 will be substantial . . .," page 17

18. This risk factor is virtually identical to one on page 14, with the exception of your estimate of the costs you will incur. Please retain the risk factor that you believe more closely approximates the projected costs and delete the other one.

Plan of Distribution and Selling Security Holders, page 18

19. Please identify FINRA in this disclosure as the Financial Industry Regulatory Authority

Business Operations

General, page 21

20. Please amend your disclosure to clarify exactly what you mean by "acted as dental consulting with a number of other practices in the Phoenix area."

21. Please revise your statement that "the registrant provides a wide range of business services" to state that you "will provide" such services. As currently drafted, your disclosure suggests that you are currently providing these services.

22. Please amend your disclosure to provide the bases for your assertions concerning the shortage of affordable, well-managed dental offices in Arizona, particularly your statement that there are over 2,100 people for each dentist in the state versus 1,700 per dentist on average nationally.

23. Please amend your disclosure to more fully describe your in-house research, including the name and the industry background of the person(s) who performed this research and whether or not, to your knowledge, the results obtained are comparable to results that have been obtained by independent third parties.

24. Please include the bases for your estimated projections on page 23 of annual collections exceeding $800,000 by the second year of operation and $1.1 million by the third year.

25. On page 23, please describe the purposes for which you will use the $600,000 you require in the next twelve months to implement your business plans.

Estimated Dental Practice Expenses, page 24

26. Please clarify how management is "aligned" with the insurance providers identified on page 25.

Insurance, page 26

27. Please amend your disclosure to provide an estimate of both the maximum liability coverage you intend to purchase and the amount of the premium you would expect to pay

Dilution, page 28

28. Please revise your dilution table to present amounts rounded to the nearest cent, in order to not imply a greater degree of precision than exists.

Management's Discussion and Analysis, page 30

29. Please revise your disclosure to include a Results of Operations discussion. In your disclosure address the nature and components of both revenue from the related party and general and administrative expenses. Refer to Item 303(A)(3)(i) of Regulation S-K.

Liquidity and Capital Resources

Going Concern, page 31

30. You disclose on page 31 that in the near term, Tri-Mark expects operating costs to continue to exceed funds generated from operations. It is not clear what Tri-Mark represents; please revise your disclosure to clarify.

Directors, Executive Officers, Promoters and Control Persons, page 32

31. Please provide specific dates for Mr. Ray's biographical information within the last five years. For example, if Mr. Ray has been employed continuously at Fuld and Company since 1998, please make this clear.

Executive Compensation, page 34

32. Please disclose the method by which you intend to compensate your named executive officers, if and when you choose to do so, and state when you expect these officers will begin receiving compensation.

Certain Relationships and Related Transactions, page 38

33. Please amend your disclosure to include a discussion of the consulting agreement you have entered into with SofTouch Dental, including its material provisions, the amount paid to SofTouch Dental to date, and file this agreement as an exhibit to your registration statement.

34. Please identify the holder(s) of the convertible promissory note dated June 26, 2010, and file this note as an exhibit to your registration statement.

Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 52

35. Your accounting policy is specific to revenue from product sales.  However, your company provides consulting and management services to the dental industry.  Please revise your accounting policy to specifically address revenue recognition from your consulting and management services, and include a description of the services you provided to the related party for which you recognized revenue in the period.  Clarify why you do not believe the amount received from the related party should be classified as a capital contribution.

Note 2 – Notes payable, page 54

36. You disclose your note is convertible anytime at the holder's option at five cents per share.  As the conversion rate is lower than your estimated IPO price of ten cents per share, it appears your debt may have a beneficial conversion feature.  Please provide us with your accounting analysis as to whether your debt includes a beneficial conversion feature, and tell us how you considered ASC 470-20-25.  Additionally, please revise your disclosure to include a description of the conversion feature, including whether the conversion is limited to shares of the company's stock and/or whether there will be automatic conversion of the debt upon effectiveness of the IPO.  Finally, please label your Notes Payable as Convertible Notes Payable – related party on your Balance Sheet.

Note 6 – Going Concern, page 54

37. You disclose on page 55 that the company hopes, through marketing efforts, to generate revenues from sales of its art consulting and marketing services.  Based on your Organization disclosure in Note 1, it does not appear that you have art consulting and marketing services.  Please revise your disclosure to clarify this matter.

<u>Signatures, page 61</u>

    38. In your next amendment, please indicate which of your signatories acts in the capacities of "principal executive officer" and "principal financial officer," as you have done elsewhere in your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Staci Shannon at (202) 551-3374 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters.  Please contact Scot Foley at (202) 551-3383, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,


Jeffrey Riedler
Assistant Director


cc:     Jody M. Walker, Esq.
        7841 S. Garfield Way
        Centennial, Colorado 80122